Exhibit 1

Media Relations	Investor Relations	Analyst Relations
Jorge Perez	Eduardo Rendon	Lucy Rodriguez
+52(81) 8888-4334	+52(81) 8888-4256	+1(212) 317-6007
mr@cemex.com	ir@cemex.com	ir@cemex.com

CEMEX TO HOST ITS ANNUAL CEMEX DAY ON MARCH 20, 2019

MONTERREY, MEXICO. MARCH 13, 2019 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it will host a full-day video webcast presentation on Wednesday, March 20, 2019, starting at 8:30 AM ET in which members of its senior management will discuss CEMEX’s business and financial strategy, operations in its different regions, outlook and other related topics, which may contain important information for CEMEX’s stakeholders.

A detailed agenda for this event as well as the live video webcast can be accessed at www.cemex.com/cemex-day-2019

A replay of the video webcast will be available for two weeks after the event.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.